787 Seventh Avenue
New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 12, 2013

Via EDGAR

Jason P. Fox

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: BlackRock Series Fund, Inc. (File Nos. 002-69062 and 811-03091) and BlackRock Variable Series Funds, Inc. (File Nos. 002-74452 and 811-03290)

Dear Mr. Fox:

On behalf of BlackRock Series Fund, Inc. and BlackRock Variable Series Funds, Inc. (the “Registrants”), we are submitting this letter in response to your comments provided to the undersigned on July 19, 2013 regarding the Registrants’ shareholder reports that have been filed on Form N-CSR.

For your convenience, your comments are presented in summary form below and are followed by the Registrants’ response.

Comment:	The staff notes that each Registrant’s most recently filed Form N-CSR provides several references to the website www.blackrock.com where investors can find more information on the Registrants. This web address brings investors to a general splash page where it is not exactly clear where investors should click to find information specific to the Registrants. In future filings on Form N-CSR, please provide a more precise URL where investors can easily access information specific to the Registrants. Also, the staff notes that certain links on the www.blackrock.com website that purport to provide information on the Registrants appear to be broken, please fix these links.
Response:	The Registrants plan to provide a more precise link in future shareholder reports that will lead investors directly to a webpage where investors can find information specific to the Registrants.

New York     Washington, DC     Paris     London     Milan     Rome     Frankfurt     Brussels

September 12, 2013

BlackRock endeavors to maintain the accuracy of all the information provided on its website. BlackRock has fixed the specific links that the staff noted were broken and will seek to ensure that investors can continue to access up-to-date information on the Registrants on the BlackRock website.

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The Registrants acknowledge that they are responsible for the adequacy and accuracy of the disclosure in their documents, and acknowledge that the Commission is not foreclosed by its comment process from taking any action with respect to the Registrants’ documents.

Please do not hesitate to contact me at (212) 728-8510 if you have any questions or comments, or if you require additional information regarding the Registrants.

Respectfully submitted,

/s/ Anthony Geron

Anthony Geron

cc:	Ben Archibald, Esq.
Ariana Cooper, Esq.
Maria Gattuso, Esq.